

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2022

Assaf Ginzburg
Chief Financial Officer
ORMAT TECHNOLOGIES, INC.
6140 Plumas Street
Reno, Nevada 89519-6075

> **Re: ORMAT TECHNOLOGIES, INC.**
> **Forms 8-K**
> **Filed June 27, 2022 and August 4, 2022**
> **Response dated August 18, 2022**
> **File No. 001-32347**

Dear Mr. Ginzburg:

We have reviewed your August 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2022 letter.

<u>Response Letter dated August 18, 2022</u>

<u>General</u>

1. We note your response to our prior comments. To the extent that future documents filed or furnished with the SEC include reference to "green bonds", "green notes" or a "green finance framework", confirm your understanding that you will include definitions of these terms or tell investors where such information can be located. For example, we note that you reference your green finance framework without further description in your recent Form 10-Q for the quarter ended June 30, 2022, in stating that you intend "to allocate an amount equivalent to the net proceeds from this offering to finance and/or refinance, in whole or in part, one or more eligible green projects in accordance with the Company's Green Finance Framework."

　　　　Please contact Kevin Dougherty, Staff Attorney, at (202) 551-3271 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc:　　Colin Diamond